25 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 127,500 RELX PLC ordinary shares at a price of 1187.5451p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 65,949,780 ordinary shares in treasury, and has 1,110,089,255 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 2,070,000 shares.

RELX NV announces that today, it purchased (through UBS Limited) 113,500 RELX NV ordinary shares at a price of €14.8347 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 58,956,594 ordinary shares in treasury, and has 989,268,177 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 1,843,200 shares.